Exhibit D-3

                                  PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                            Harrisburg, PA 17105-3265

                                           Public Meeting held August 27, 1998


Commissioners Present:

      John M. Quain, Chairman
      Robert K. Bloom, Vice Chairman
      David W. Rolka
      Nora Mead Brownell
      Aaron Wilson, Jr.

Securities Certificate of Pennsylvania                S-00980688
Electric Company for the issuance of
its subordinated debentures in a principal amount not to exceed $130 million and its guaranty in connection with the issuance through a special purpose subsidiary of trust securities having and aggregate principal amount not to exceed $125 million.

Application of Pennsylvania  Electric Company          A-110400F0037
for the approval of its acquisition of a special-purpose corporation to act as the general partner in a partnership involved in the issuance of certain preferred securities


                                OPINION AND ORDER

BY THE COMMISSION:

      On July 1, 1998, Pennsylvania Electric Company (Penelec) filed for registration pursuant to Chapter 19 of the Pennsylvania Public utility Code, 66 Pa. C.S. ss.ss.1901, et seq., the above-captioned securities certificate for the issuance of its subordinated debentures (Debentures) in a principal amount not to exceed $130 million and its guaranty (Guaranty) in connection with the issuance through a special purpose subsidiary (Trust) of securities (Trust Securities) having an aggregate principal amount not to exceed $125 million. On July 24, 1998, Penelec filed the above-captioned application for the acquisition of a special-purpose corporation (Investment Sub) to act as the general partner in a partnership involved in the issuance of the Trust Securities. Penelec voluntarily extended the statutory consideration period for the securities certificate to August 28, 1998. All of the outstanding common stock of Penelec is owned by GPU, Inc., a Pennsylvania corporation. Notice of the application was not required to be published.

      Concurrently, with the filing of the instant securities certificate, Penelec filed a securities certificate docketed at S-00980687 for the issuance of senior notes (Notes), secured by "fall away" first mortgage bonds each in an aggregate principal amount not to exceed $725 million. The total principal amount of Notes and total liquidation value of the Trust Securities may not in the aggregate exceed $725 million, and the total principal amount of the Trust Securities may not in the aggregate exceed $125 million.

      Penelec proposes to acquire a special purpose Delaware corporation (Investment Sub) by making a capital contribution of up to $5 million and issuing a demand promissory note. Investment Sub will invest up to $5 million to acquire all of the general partner interests in a limited partnership (Partnership), a special purpose indirect subsidiary of Penelec. The sole purpose of Partnership will be to issue preferred securities (Preferred Securities).
                                        2

      Penelec proposes to organize Trust for the purpose of issuing and selling to the public from time to time in one or more series through December 31, 2000 up to $125 million liquidation value of preferred beneficial interests, in the form of Trust Securities. The Trust will apply the proceeds from the sale of the Trust Securities to purchase the Preferred Securities from Partnership. Partnership will use the proceeds from the sale of its Preferred Securities, up to $125 million, and the proceeds from Investment Sub's capital investment of up to $5 million, to purchase Penelec's Debentures. The principal amount of the Debentures will correspond to the aggregate liquidation value of the Preferred Securities, plus the up to $5 million capital contribution in Partnership, and will not exceed $130 million.

      The maturity date of the Debentures will not exceed 49 years. The interest payments and principal dates on the Debentures will be a least equal to the distribution payments to be made on the Preferred Securities. Penelec has the ability to defer interest payments on the Debentures for a period up to sixty consecutive months. If payments of principal or interest are not made on the Debentures, distributions on the Preferred Securities and Trust Receipts may similarly be deferred. The Debentures will be redeemable prior to maturity at the option of Penelec after an initial no-call period, or may be redeemed if the advantages for income tax deductibility disappear. The Trust Securities are subject to mandatory redemption, in whole or in part, upon redemption of the corresponding series of the Preferred
Securities.

      Penelec will execute and deliver the Guaranty, for the benefit of the holders of the Preferred Securities, under which Penelec will make certain payments to the holders of Preferred Securities to the extent not paid by Partnership.

      Penelec will execute and deliver the Guaranty, for the benefit of the holders of the Preferred Securities, under which Penelec will make certain payments to the holders of Preferred Securities to the extent not paid by Partnership.

      The proceeds from the Debentures to be issued in conjunction with the Preferred Securities and Trust Securities, will be used by Penelec to redeem other outstanding securities of Penelec, to repay outstanding short-terms bank loans or other unsecured indebtedness, and to provide funds for construction and general corporate purposes.

      Our review of the subject securities certificate leads us to conclude that the proposed issuance is necessary or proper for the present and probable future capital needs of Penelec, and that the related application is necessary or proper for the service, accommodation, convenience, or safety of the public. As a result, the securities certificate should be registered and the application should be approved; THEREFORE,
                                        4

      IT IS ORDERED:


      1. That the securities certificate of Pennsylvania Electric Company for the issuance of its subordinated debentures in a principal amount not to exceed $130 million and its guaranty in connection with the issuance through a special purpose subsidiary of trust securities having an aggregate principal amount not to exceed $125 million, is hereby registered.

      2. That the application of Pennsylvania Electric Company for the approval of its acquisition of a special-purpose corporation to act as the general partner in a partnership involved in the issuance of certain preferred securities is approved.


                                          BY THE COMMISSION,


                                          James J. McNulty
                                          Secretary

(SEAL)

ORDER ADOPTED:  August 27, 1998

ORDER ENTERED:  August 27, 1998





                                        5